DataMirror Corporation
Consolidated Balance Sheets
(Thousands of CDN$)

	January 31,	January 31,
	2005	2004

	(unaudited)	(audited)

Assets
Current assets
Cash and cash equivalents	$9,517	$9,286
Short-term investments	47,919	32,720
Accounts receivable	9,972	11,797
Prepaid expenses	1,644	1,803
Future income taxes	3,004	2,540

	72,056	58,146
Capital assets	3,410	3,845
Investment tax credits recoverable	0	1,019
Investments	0	12,185
Intangibles	2,902	5,853
Goodwill	5,175	5,175

	$83,543	$86,223

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$3,700	$5,544
Deferred revenue	22,083	18,839
Income taxes payable	929	1,785
Current portion of capital lease obligations	0	32

	26,712	26,200
Future income taxes	103	1,076

	26,815	27,276

Shareholders' Equity
Share capital
Common shares (January 31, 2005 - 10,555,453
January 31, 2004 - 11,364,952)	60,318	64,625
Deficit	(4,300)	(5,978)
Contributed surplus	1,208	798
Cumulative translation adjustment	(498)	(498)

	56,728	58,947

	$83,543	$86,223

DataMirror Corporation
Consolidated Statements of Income
(Thousands of CDN$,except per share data — unaudited)

	Three Months Ended		Year Ended
	January 31,		January 31,

	2005	2004	2005	2004

Revenue
Licence	$6,619	$8,663	$22,520	$29,087
Maintenance	6,268	6,260	26,213	25,354
Services	878	1,432	4,534	5,551

	13,765	16,355	53,267	59,992

Cost of revenue
Licence	62	68	249	234
Maintenance and services	2,618	3,041	11,862	11,389

	2,680	3,109	12,111	11,623

Gross margin	11,085	13,246	41,156	48,369

Operating expenses
Selling and marketing	4,615	5,689	19,653	20,524
Research and development	2,667	2,636	10,528	9,753
General and administration	2,522	2,150	8,803	7,946
Stock-based compensation	97	191	410	512
Amortization of intangibles	709	794	2,951	3,098

	10,610	11,460	42,345	41,833

Operating income (loss)	475	1,786	(1,189)	6,536
Investment income	263	300	1,008	1,146
Gain on sale of investment in Idion	0	0	7,611	0
Other income	0	0	0	279

Income before income taxes	738	2,086	7,430	7,961
Income tax expense	484	744	1,641	2,788

Net income	$254	$1,342	$5,789	$5,173

Earnings per share
Basic	$0.02	$0.12	$0.53	$0.46
Fully diluted	$0.02	$0.11	$0.52	$0.44
Weighted average number of
shares outstanding (000's)
Basic	10,625	11,304	11,026	11,364
Fully diluted	10,660	11,677	11,192	11,640

DataMirror Corporation
Consolidated Statements of Cash Flows
(Thousands of CDN$ — unaudited)

	Three Months Ended		Year Ended
	January 31,		January 31,

	2005	2004	2005	2004

Cash provided by (used in)
Operating activities
Net income	$254	$1,342	$5,789	$5,173
Add (deduct) items not affecting cash:
Amortization of capital assets	416	385	1,310	1,410
Amortization of intangibles	709	794	2,951	3,098
Stock-based compensation	97	191	410	512
Future income taxes	(367)	(473)	(1,437)	(970)
Gain on sale of investment in Idion	0	0	(7,611)	0
Other income	0	0	0	(279)
Non-cash operating expense	0	0	0	32
Investment tax credits	0	197	1,019	645

	1,109	2,436	2,431	9,621
Changes in non-cash working capital balances	2,226	1,849	2,528	542

	3,335	4,285	4,959	10,163

Investing activities
Capital asset additions	(230)	(392)	(875)	(1,190)
Purchase of short-term investments	0	0	(50,125)	(32,720)
Sale of short-term investments	2,206	0	34,926	25,802
Sale of investment in Idion	0	0	19,894	0
Investment in Idion	0	(332)	(98)	(2,417)
Acquisition of technology	0	0	0	(30)
Acquisition of business, net of cash	0	(1,328)	0	(1,328)
Other income	0	0	0	279

	1,976	(2,052)	3,722	(11,604)

Financing activities
Capital lease payments	0	(10)	(32)	(90)
Issuance of share capital	18	843	805	1,779
Repurchase of share capital	(1,832)	(243)	(9,223)	(3,987)

	(1,814)	590	(8,450)	(2,298)

Increase (decrease) in cash and
cash equivalents	3,497	2,823	231	(3,739)
Cash and cash equivalents
Beginning of period	6,020	6,463	9,286	13,025

End of period	$9,517	$9,286	$9,517	$9,286